UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

CENTRAL FEDERAL CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

15346Q202

(CUSIP Number)

James H. Frauenberg II

6410 Business Park Loop Road #B

Park City, UT 84098

614-507-5538

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15346Q202	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS James H. Frauenberg II
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 933,831
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 933,831
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 933,831
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.02%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 15346Q202	13D	Page 3 of 4 Pages

Item 1.	Security and Issuer.

Common Stock of Central Federal Corporation

7000 N High Street

Worthington, OH 43085

Item 2.	Identity and Background.

a.	James H. Frauenberg, II

b.	6410 Business Park Loop Road #B, Park City, UT 84098

c.	Principal, Addison Holdings, LLC.

d.	No

e.	No

f.	USA

Item 3.	Source or Amount of Funds or Other Consideration.

Personal Funds in the amount of $1,277,873.

Item 4.	Purpose of Transaction.

Private Investment

Item 5.	Interest in Securities of the Issuer.

a.	The 933,831 shares of Common Stock beneficially owned include (1) 25,000 shares of Common Stock which may be acquired upon the exercise of stock options which are currently exercisable or will become exercisable within 60 days, and (2) 91,000 shares of Common Stock which may be acquired upon the exercise of warrants to purchase Common Stock (“Warrants”) of Central Federal Corporation. The 933,831 shares represent 4.02% of the outstanding Common Stock of Central Federal Corporation, calculated based on the sum of (a) 23,137,665 shares of Common Stock outstanding as of September 30, 2017, (as reported in the most recent Quarterly Report on Form 10-Q of Central Federal Corporation), plus (b) the number of shares of Common Stock which may be acquired by the person identified in Item 2 (“the Reporting Person”) within 60 days pursuant to the exercise of outstanding stock options and warrants. Addison Holdings, LLC, an entity controlled by the Reporting Person, is the beneficial owner of (1) 342,856 shares of Common Stock. and (2) the 91,000 shares of Common Stock which may be acquired upon the exercise of Warrants. All other shares reported herein are owned directly by the Reporting Person.

b.	The Reporting Person has sole voting power and dispositive power with respect to all 933,831 shares of Common Stock.

c.	The number of shares of Common Stock reported in Item 5.a. above includes) 14,000 shares of Common Stock underlying restricted stock awards that were granted to the Reporting Person, as a director of Central Federal Corporation, on December 20, 2017 under the Central Federal Corporation 2009 Equity Compensation Plan. The restricted stock will vest ratable over a three-year period.

d.	None

e.	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to Be Filed as Exhibits.

None

CUSIP No. 15346Q202	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ James H. Frauenberg II
James H. Frauenberg II / Individual
February 14, 2018